UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006
OR

☐	Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934
For the Transition Period from                      to

Commission File Number 1-12935
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
DENBURY RESOURCES INC. EMPLOYEE STOCK PURCHASE PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Denbury Resources Inc.
5100 Tennyson Parkway
Suite 1200
Plano, TX 75024

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Denbury Resources Inc. Employee Stock Purchase Plan:
In our opinion, the accompanying statements of plan assets and the related statements of changes in plan assets present fairly, in all material respects, the plan assets of Denbury Resources Inc. Employee Stock Purchase Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in plan assets for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/PricewaterhouseCoopers LLP
Dallas, Texas
April 16, 2007

DENBURY RESOURCES INC. EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF PLAN ASSETS

	December 31,
	2006	2005
Assets — cash	$9,487	$4,656

Plan assets	$9,487	$4,656

See Notes to Financial Statements.

DENBURY RESOURCES INC. EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF CHANGES IN PLAN ASSETS

	Year Ended December 31,
	2006	2005	2004
Additions:
Employee contributions, net	$2,266,561	$1,566,717	$1,389,873
Employer contributions	1,698,662	1,175,074	1,043,063

Total additions	3,965,223	2,741,791	2,432,936

Deductions:
Purchases of Denbury Resources Inc.
common stock allocated to plan participants	3,960,392	2,740,884	2,430,970

Increase in plan assets	4,831	907	1,966

Plan assets:
Beginning of period	4,656	3,749	1,783

End of period	$9,487	$4,656	$3,749

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS
1.	Plan Description
The following description of the Denbury Resources Inc. Employee Stock Purchase Plan (“Plan”) provides only general information. Participants should refer to the Plan prospectus for a more complete statement of the Plan’s provisions.
General
The Plan is an employee stock purchase plan that allows participants to purchase shares of common stock (“Stock”) of Denbury Resources Inc. (“Company”). The Plan’s fiscal year ends on December 31 and is divided into four three-month periods (“Offering Periods”) for the purposes of stock offerings under the Plan. The Offering Periods begin on the first day of each January, April, July and October.
The Plan covers substantially all full-time employees of the Company, who are employed on or before the first day of the Offering Period. Eligible employees not yet participating in the Plan may enroll in the Plan at any time, but their election will only become active at the beginning of the next Offering Period. Once an election is made, the participant will automatically participate in all subsequent Offering Periods, unless the participant makes a new election or withdraws from an Offering Period or from the Plan in accordance with the procedures set forth in the Plan prospectus. An employee who elects not to continue the participation in the Plan must wait for a period of six months before participating again. The Company initially issued new, previously unissued Stock to its employees under the Plan. Since September 2003, the Company has purchased shares of its Stock on the open market and reissued them to employees under the Plan.
The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), nor is it qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (“Code”).
Contributions and Stock Purchases
The participants may elect to contribute up to 10% of their base salary to the Plan either by payroll deductions or by making cash payment prior to the end of each Offering Period. At the end of each Offering Period, the Company contributes an amount equal to 75% of the participant’s contributions and uses the combined funds to issue shares of the Company’s Stock into the account of the participant. The number of shares is calculated by using the market price of the Company’s Stock at the end of the applicable quarter. The market price is defined as the average closing price on the NYSE for the ten trading days prior to the issue date. In addition, the Company pays the income tax on the Company’s matching portion for employees that are below a certain salary threshold.
Shares purchased by the participants are immediately distributed in the name of each participant at the end of each Offering Period. The shares issued have all rights of ownership such as voting and dividend rights, but the Plan requires that the participant retain the shares for one year after issuance before the shares may be sold or transferred. For convenience, each participant’s shares are initially issued into their account at American Stock Transfer (“AST”), the Company’s transfer agent.
If an employee is terminated for any reason prior to the end of the Offering Period or makes an election to withdraw during the Offering Period, any contributions made by such employee during the Offering Period are refunded, without interest, and such employee does not receive the Company’s matching contribution.
As the shares are fully vested upon issuance, there are no provisions for a change of control in the Plan.
The maximum number of shares of the Company’s Stock available for sale under the Plan is 3,500,000, of which 3,184,894 shares have been purchased by and distributed to participants as of December 31, 2006. Participants of the Plan purchased 137,265, 130,381, and 230,180 shares of the Company’s Stock during the years ended December 31, 2006, 2005 and 2004, respectively. As of December 31, 2006, there were 315,106 authorized shares of the Company’s Stock remaining to be issued under the Plan.
Fractional shares of the Company’s Stock are not purchased and distributed to participants. Cash held by the Plan represents participant funds which were not sufficient to purchase a whole share of the Company’s Stock.
Plan Amendment
The Plan was amended in May 2005 to extend the life of the Plan by five years, from August 2005 to August 2010.
Plan Administration
This plan is administered by the Compensation Committee of the Company’s Board of Directors.
Administrative Expenses
All expenses for Plan administration are paid by the Company and are not reflected in the financial statements of the Plan. If shares purchased under the Plan are subsequently sold by the participant, the participant is responsible for all fees, commissions and other costs incurred in such transactions.
2.	Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results may differ from those estimates.
Participants’ Accounts
Plan participants’ accounts, although provided for by the Plan as a convenience to the participants, are not included in the assets of the Plan as the Plan does not retain any ownership or have any right to the shares once they are issued. As a result, participants’ sales of shares are not included in the Plan’s Statement of Changes in Plan Assets.
3.	Tax Status
The Plan does not fulfill the requirements of an employee stock purchase plan as defined in Section 423 of the Code. As such, the Plan is not required to file income tax returns or pay income taxes. Contributions made to the Plan by the employer on behalf of the participants are taxable to the participant as ordinary income. Upon the disposition of the shares by the participant, the participant will generally be subject to tax for any appreciation in the share value.
4.	Termination of the Plan
Although it has not expressed any intent to do so, the Board of Directors of the Company has the right, subject to certain restrictions under the Plan, to amend or terminate the Plan at any time. The Plan will, unless amended by the Board of Directors, terminate at the earliest of August 9, 2010 or the date on which all shares available for issuance under the Plan have been sold pursuant to the purchase rights exercised under the Plan. Upon termination of the Plan, any cash held by the Plan will be refunded, without interest, to the participants who originally contributed the funds.
5.	Cash
     The Plan’s cash is maintained by the Company on behalf of the Plan. The cash is non-interest-bearing.
6. Stock Split
On October 19, 2005, stockholders of the Company approved an amendment to the Company’s Restated Certificate of Incorporation to split the Company’s Stock on a two-for-one basis. Stockholders of record as of October 31, 2005 received one additional share of the Company’s Stock for each share of Stock held on that record date. Information pertaining to shares has been retroactively adjusted in the accompanying financial statements to reflect the stock split.

7.	Subsequent Event
On February 22, 2007, the Board of Directors of the Company approved an amendment to increase the number of shares that may be sold under the Plan by 200,000. This amendment requires approval by the Company’s stockholders and will be voted on at the Company’s 2007 Annual Meeting of Stockholders on May 15, 2007.

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee, acting as the administrator of the Denbury Resources Inc. Employee Stock Purchase Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 13, 2007	Denbury Resources Inc.
Employee Stock Purchase Plan

/s/ Gregory L. McMichael
Gregory L. McMichael, the Chairman of the
Compensation Committee

/s/ Donald D. Wolf
Donald D. Wolf, a member of the
Compensation Committee

EXHIBIT INDEX

Exhibit
No.	Description
23	Consent of PricewaterhouseCoopers LLP